SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No.

International Transmission Holdings Limited Partnership

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (“Act”), and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
International Transmission Holdings Limited Partnership	Michigan	c/o Dykema Gossett PLLC 124 West Allegan Suite 800 Lansing, MI 48933 Holding Company

ITC Holdings Corp.	Michigan	c/o Dykema Gossett PLLC 124 West Allegan Suite 800 Lansing, MI 48933 Holding Company

International Transmission Company	Michigan	1901 South Wagner Ann Arbor, MI 48103-9715 Public Utility

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale:

In February of 2003, the claimant, International Transmission Holdings Limited Partnership (“Holdings LP”), through a special purpose acquisition subsidiary, ITC Holdings Corp. (“Holdings”) acquired 100% of the membership interests of International Transmission Company, LLC, (“ITC, LLC”), a public utility company under the Act. Following the acquisition of ITC, LLC, ITC, LLC was merged into ITC Holdings Merger Sub, Inc., a Michigan corporation wholly-owned by Holdings, with Merger Sub being the surviving corporation and renamed International Transmission Company (“ITC”). As a result of such transactions, ITC became a direct, wholly-owned subsidiary of Holdings and an indirect subsidiary of Holdings LP.

Claimant’s subsidiaries are Holdings, a Michigan special purpose corporation and its public utility company, ITC, which is in the business of developing and owning certain assets and facilities utilized in the provision of open access, nondiscriminatory electric transmission service in the State of Michigan at voltage ratings of 120 kV and above.

The claimant’s parent company, Ironhill Transmission LLC (“Ironhill”), is a Michigan limited liability company that will act as the sole general partner of Holdings LP and thus, will be responsible for the day to day management of Holdings LP. As noted above, Holdings is a Michigan corporation, and will be 95% owned by Holdings LP. Management and employees of ITC and Holdings will own approximately five percent of Holdings. Holdings was formed for the sole purpose of facilitating the purchase of ITC and the associated transactions. Holdings LP and Holdings are not public utility companies and therefore do not directly own such properties engaged in generation, transmission or distribution of electric energy for sale.

ITC, a public utility company regulated by the Federal Energy Regulatory Commission, owns transmission assets that are operated by the Midwest Independent System Operator, a regional transmission operator. Prior to June 2001, The Detroit Edison Company, a public utility operating company exclusively engaged in the generation and distribution of electric energy in the State of Michigan, owned these transmission assets. ITC’s physical transmission assets include more than 2,500 pole miles of high-voltage electric transmission lines and associated facilities and easements located exclusively in the State of Michigan. Specifically, ITC’s transmission system is comprised of the following physical assets: (1) transmission lines and towers; (2) switching stations; (3) distribution and other types of substations; and (4) circuit breakers.

3. Certain information, for the calendar year 2002 with respect to Holdings LP and its subsidiaries, is provided in the following:

(a) Total MWH sold and related revenues.

Not applicable.

(b) MWH sold at retail and related revenues.

Not applicable.

(c) MWH sold at wholesale and related revenues.

Not applicable.

(d) MWH purchased and related purchased power expenses.

Not applicable.

4. Neither the claimant nor any of its subsidiaries is directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Exhibit A.

Attached are the balance sheet and statement of income for the calendar year 2001 for the claimant’s public utility subsidiary, ITC. Exhibit A represents ITC as a stand-alone entity, separate from The Detroit Edison Company, from June 2001 through December 31, 2001.

As newly-established holding companies, claimant and Holdings have no operating or financial information for the 2001 or 2002 calendar year.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

International Transmission Holdings Limited Partnership

By:	Ironhill Transmission LLC, its general partner

By /S/ LEWIS M. EISENBERG
Lewis M. Eisenberg Member

Attest:

/s/

The name, title and address of the general partner to whom notices and correspondence concerning this statement should be addressed is:

Mr. Lewis M. Eisenberg

Member

Ironhill Transmission, LLC

c/o Dykema Gossett PLLC

124 West Allegan Suite 800

Lansing, MI 48933

EXHIBIT A

ITC BALANCE SHEET

DECEMBER 31, 2001

(In Thousands, except Number of Shares)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8
Accounts receivable (Note 5)	62,779
Inventory	4,216

Total current assets	67,003
PLANT AND EQUIPMENT (Note 4)
Property, plant and equipment	801,524
Less accumulated depreciation	(407,471)

Total plant and equipment	394,053
REGULATORY ASSETS (Note 3)	6,889

TOTAL ASSETS	$467,945

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable—related parties (Note 5)	$62,727
Short-term borrowings from DTE Energy Company (Note 5)	4,339
Deferred income taxes (Note 6)	1,939
Other	571

Total current liabilities	69,576
Deferred income taxes (Note 6)	58,792

Total liabilities	128,368
STOCKHOLDER’S EQUITY:
Common stock, without par value—60,000 shares authorized, 60,000 shares issued and outstanding	326,383
Retained earnings	13,194

Total stockholder’s equity	339,577

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$467,945

See notes to financial statements.

ITC STATEMENT OF INCOME

SEVEN MONTHS ENDED DECEMBER 31, 2001

(In Thousands)

OPERATING REVENUES	$63,664
OPERATING EXPENSES:
Operation and maintenance	22,566
Depreciation and amortization	12,481
Taxes other than income	8,875

Total operating expenses	43,922
OPERATING INCOME	19,742
INTEREST EXPENSE AND OTHER:
Interest expense	12
Other—net	(569)

Total interest expense and other	(557)

INCOME BEFORE INCOME TAXES	20,299
PROVISION FOR INCOME TAXES (Note 6)	7,105

NET INCOME	$13,194

See notes to financial statements.

INTERNATIONAL TRANSMISSION COMPANY

NOTES TO FINANCIAL STATEMENTS

SEVEN MONTHS ENDED DECEMBER 31, 2001

(In Thousands)

1.	ORGANIZATION

International Transmission Company (the “Company” or “ITC”) is a wholly owned subsidiary of DTE Energy Company (“DTE”). The Company is regulated by the Federal Energy Regulatory Commission (“FERC”) for rates, conditions of service, and operations relating to the transmission of electricity.

In January 2001, the transmission assets of The Detroit Edison Company (“Detroit Edison”) were transferred to the Company, then a wholly owned subsidiary of Detroit Edison. This transaction was accounted for as a transfer of assets and liabilities between entities under common control using historical cost. For accounting and regulatory purposes, the asset transfer was considered effective May 31, 2001. On May 31, 2001, Detroit Edison distributed 100% of the shares of the Company to DTE Energy Company.

Detroit Edison continues to bill and collect transmission revenues from its retail customers as currently authorized in its bundled rates approved by the Michigan Public Service Commission (“MPSC”), and Detroit Edison paysITC for retail transmission service at FERC approved rates. ITC bills and collects revenues from its wholesale customers at FERC approved rates.

Operating costs of ITC include allocations of corporate expenses from DTE and charges for services from Detroit Edison. Although ITC believes the allocations and charges for services are reasonable, the amounts charged to ITC may not be indicative of the costs that would have been incurred if ITC had been a stand-alone entity.

2.	SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents – The Company considers all unrestricted highly liquid temporary investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Inventories – Materials and supplies inventories are valued at average cost.

Plant and Equipment is stated at original cost. The cost of properties retired is charged to accumulated depreciation. Depreciation is based on straight-line rates approved by the MPSC. The composite depreciation rate was 2.8% in 2001. Depreciation is computed over the estimated useful lives using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting.

Revenues – Revenues from deliveries of electricity are recognized as services are provided. ITC accrues revenues for transmission services provided but unbilled at month-end.

Income Taxes – DTE Energy Company and subsidiaries file a consolidated federal income tax return. Income taxes are generally computed as if the Company was filing on a stand-alone basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	REGULATORY MATTERS

Regulation – The Company is subject to the regulatory jurisdiction of the FERC, which issues orders pertaining to rates, recovery of certain costs, including the costs of transmission assets and regulatory assets, conditions of service, accounting and operating-related matters.

The transmission operations of ITC meet the criteria of Statement of Financial Accounting Standards (“SFAS”) No. 71, “Accounting for the Effects of Certain Types of Regulation.” This accounting standard recognizes the cost-based ratemaking process, which results in differences in the application of generally accepted accounting principles between regulated and non-regulated businesses. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue and expense in non-regulated businesses. Regulatory assets represent costs that will be recovered from customers through the ratemaking process. Continued applicability of SFAS No. 71 requires that rates be designed to recover specific costs of providing regulated services and can be charged to and collected from customers. Management believes that currently available facts support the continued application of SFAS No. 71 to ITC. Future regulatory changes or changes in the competitive environment could result in ITC discontinuing the application of SFAS No. 71 and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery or refund.

Regulatory Assets recorded at December 31, 2001 include costs incurred related to Regional Transmission Organization (“RTO”) dues and consulting costs associated with the implementation and structuring of ITC to comply with FERC requirements. Management believes these types of costs are probable of recovery in future Midwest Independent System Operator (“MISO”) transmission rates as prudently incurred costs based on FERC Docket No. RT01-88-000.

During 2001, the Company paid Alliance Regional Transmission Organization (“ARTO”) start up costs of $2,500 on behalf of the ARTO administration company in exchange for promissory notes due in 2002. The first payment due in March 2002 has not yet been received. The

Company believes that the principal and related interest will be collected in full. However, in the event the amounts are not collected from ARTO or its successor, these costs would be recovered through the FERC ratemaking process as an RTO start up expense as provided for in Docket No. RT01-88-000. Accordingly, the amounts have been presented as regulatory assets.

Regional Transmission Organization – Senate Bill No. 937, Public Act 141 of 2000 (PA 141) and Senate Bill No. 1253, Public Act 142 of 2000 (PA 142) were passed by the State of Michigan, which among other things, required Detroit Edison to become independent of its transmission assets and join a FERC-approved RTO or divest its interest in transmission by December 15, 2001. During 2001, ITC was formed and subsequently joined the ARTO. On August 31, 2001, in Docket No. EC01-137, ITC informed FERC that it was withdrawing from the ARTO under the terms of the ARTO Transmission Owners’ Agreement. In the same filing, ITC sought FERC approval of an agreement between ITC and the MISO that requires ITC to become an independent transmission company under the MISO structure. On November 15, 2001, in Docket No. ER02-394, because ITC is a subsidiary of DTE and has not yet been sold to an independent non-market participating entity, ITC filed at FERC, for their approval, a supplemental agreement with the MISO that would require the MISO to become the tariff administrator for all transmission service in the ITC service area. As a result of the November 15th filing, on November 21, 2001 in Docket No. ER01-3000, ITC filed at FERC for the authority to transfer its obligations under the Joint Open Access Transmission Tariff (“JOATT”) from ITC to the MISO. On December 20, 2001, ITC obtained FERC approval for the August 31, 2001 request and (subject to a later compliance filing), the transfer of the JOATT to the MISO.

Tariff Rates – ITC’s current transmission tariff was approved as a Detroit Edison Open Access Transmission Tariff (“OATT”) by FERC in Docket No. OA96-78-000 on July 15, 1499. This tariff resulted in approximately $93 million of revenue per year through 2001. Detroit Edison requested FERC approval to transfer its OATT to ITC on May 4, 1999 in Docket No. ER00-2622 and FERC accepted this transfer on July 6, 2000.

These same tariff rates are in the JOATT, a transmission tariff that covers service of both Detroit Edison and Consumers Energy (“Consumers”), a neighboring utility, that was accepted by FERC in Docket No. OA97-249 on February 28, 1997 and became effective on March 1, 1997. Detroit Edison requested FERC to transfer its portion of the JOATT to ITC on July 7, 2000 in Docket No. ER00-3094. FERC accepted this transfer on September 5, 2000.

On July 28, 2000, ITC filed a new tariff at FERC, in Docket No. ER00-3295, which requested the approval of an innovative rate that would have resulted in approximately $138 million of revenue per year. On September 28, 2000, FERC conditionally accepted the innovative rate filing. This innovative rate was not implemented. On September 10, 2001, ITC requested FERC approval to suspend the implementation of the innovative rate until ITC became a part of an RTO and independent of any market participant. Subsequent to ITC joining an RTO and becoming independent, ITC may request the RTO to obtain approval from FERC for the implementation of this innovative rate.

4.	PLANT AND EQUIPMENT

Plant and equipment consist of the following at December 31, 2001:

Property, plant and equipment:
Transmission plant in service	$792,805
Construction work in progress	82
Other	8,637

Total	801,524

Less accumulated depreciation	(407,471)

Plant and equipment—net	$394,053

5.	RELATED PARTY TRANSACTIONS

ITC and Detroit Edison have entered into a Master Services Agreement (the “Agreement”) whereby Detroit Edison performs maintenance, asset construction, and day-to-day management of transmission operations and administration on behalf of the Company. Detroit Edison receives compensation for the wages and benefits for employees performing work on behalf of the Company and for costs of construction or maintenance directly related to the Company. Amounts incurred related to the Agreement totaled $53,386 for the seven months ended December 31, 2001, all of which is included in accounts payable – related parties.

The current Agreement provides generally for all required services and that consideration for the services shall include a fee of 11.5% of the charges specified in the Detroit Edison Accounting Policies and Guidelines. The 11.5% fee was not assessed to ITC during 2001, and will not be assessed retroactively relating to 2001. The Agreement contemplates that more specific agreements will be entered into with respect to particular services to be supplied by Detroit Edison. These specific agreements are pending final resolution and are anticipated to be tailored to the continuing needs of ITC for specific services.

The Company’s transmission services are primarily provided to Detroit Edison for retail customers, who in turn invoices the user of the transmission. Revenues earned from Detroit Edison totaled $58,095 for the seven months ended December 31, 2001, of which $2,029 related to Detroit Edison’s customer choice program, all of which is included in accounts receivable. Accounts receivable also includes amounts that were collected on ITC’s behalf by Detroit Edison and not yet remitted to ITC.

The Company is allocated certain overhead charges from DTE relating to DTE corporate expenses. The amounts included in operation and maintenance for these charges for the seven months ended December 31, 2001 was $9,341 and are included in accounts payable – related parties.

The Company has a working capital loan agreement outstanding with DTE. Amounts outstanding under this agreement are $4,339 at December 31, 2001, with a LIBOR-based variable interest rate of 3.89% at December 31, 2001. The maximum amount of borrowings permitted under this agreement is $17,000.

6.	INCOME TAXES

Income tax expense is the tax payable to DTE for the period, plus or minus the change during the period in deferred tax liabilities. Federal income tax expense for the year ended December 31, 2001 is as follows:

Current income taxes	$10,268
Deferred income taxe4	(3,163)

Total provision for income taxes	$7,105

Deferred income tax liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company’s deferred income tax liability at December 31, 2001 relates to depreciation of plant and equipment and property taxes.